

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2022

John Lindeman
Chief Financial Officer
Hydrofarm Holdings Group, Inc.
1510 Main Street
Shoemakersville, Pennsylvania 19526

> **Re: HYDROFARM HOLDINGS GROUP, INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 1-39773**

Dear Mr. Lindeman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 65

1.   Wherever you present "Adjusted EBITDA as a percent of sales," please revise to also present Net income (loss) as a percent of sales. Where presenting Non-GAAP measures, please present the comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Note 3. Business Combinations, page 90

2.   Please tell how you considered the guidance in Rule 1-02(w), Rule 3-05, and Rules 11-01 and 11-02 of Regulation S-X for the acquisitions that occurred during 2021.

John Lindeman
Hydrofarm Holdings Group, Inc.
August 19, 2022
Page 2

Note 16. Fair Value Measurements, page 118

3.   Please provide the applicable disclosures required by ASC 820-10-50-2.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ta Tanisha Meadows at (202) 551-3322 or Angela Lumley at (202) 551-3398 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services